Delaware Division of Corporations

401 Federal Street - Suite 4

Dover, DE 19901

Phone: 302-739-3073

Fax: 302-739-3812

Certificate of Merger

Dear Sir or Madam:

Attached please find a Certificate of Merger form to be filed in accordance with the General Corporation Law of the State of Delaware. The fee to file the Certificate is a $239.00. If your document is more than 1 page, please add $9.00 for each additional page. You will receive a stamped “Filed” copy of your submitted document. A certified copy may be requested for an additional $50. Expedited services are available. Please contact our office concerning these fees.

Contact our Franchise Tax Section concerning taxes due on any Delaware companies merging out of existence. A check for the tax payment and the filing/assessment fee must accompany the Certificate for filing. Please make your check payable to the “Delaware Secretary of State”.

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don’t hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.

rev. 07/04

STATE OF DELAWARE

CERTIFICATE OF MERGER OF

DOMESTIC CORPORATION INTO

FOREIGN CORPORATION

Pursuant to Title 8, Section 252 of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST:The name of each constituent corporation is Ubiquity Acquisition corp., a Nevada corporation, and Ubiquity Broadcasting Corporation, a Delaware corporation.

SECOND: The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations pursuant to Title 8, Section 252.

THIRD: The name of the surviving corporation is Ubiquity Acquisition Corp., a Nevada corporation.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be its Certificate of Incorporation.

FIFTH: The merger is to become effective on                                                           .

SIXTH: The Agreement of Merger is on file at                                                           , the place of business of the surviving corporation.

SEVENTH: A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

EIGHT: The surviving corporation agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of the surviving corporation arising form this merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the Delaware General Corporation laws, and irrevocably appoints the Secretary of State of Delaware as its agent to accept services of process in any such suit or proceeding. The Secretary of State shall mail any such process to the surviving corporation at                                                                                  .

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the                                    day of                                     ,A.D.,                     .

By:
Authorized Officer

Name:	Christopher Carmichael
Print or Type

Title:	Chief Executive Officer